Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

06019475

December 20, 2006
Our ref. No. PI 0103

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

SEC MAIL RECEIVED PROCESSING
DEC 2 1 2006
WASH. D.C. 185 SECTION

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

dlw 1/3

Translation of report filed with the Tokyo Stock Exchange on December 20, 2006

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation has decided to dissolve and liquidate its subsidiary, as detailed below.

1. Company Overview

Name:	MCTI Polska Sp. Zo. o
Address:	Pass 20 F, 05-870 Blonie, k. Warsaw, Poland
President:	Shigeo Nagano
Business:	Total logistics services
Established:	May 2000
Capital:	24 Million Poland Zloty
Shareholder:	Mitsubishi Corporation (100%)
Fiscal year-end:	December

2. Reason for Dissolution and Liquidation

The decision was made to dissolve this subsidiary due to the change in business environment.

3. Schedule

Decision of dissolution:	March 2007 (planned)
Completion of liquidation:	December 2007 (planned)

4. Impact on MC Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

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